SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 20)

 AMERICAN MUNICIPAL TERM TRUST, INC.
(AXT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

027652106
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2000

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.













ITEM 1	Security and Issuer
		Common Stock
		American Municipal Term Trust, Inc.
		First American Asset Management
601 2nd Avenue South
		MPFP 2016
		Minneapolis, MN   55402
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment Management
("KIM")
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 14 Tobey Village Office park
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		("the Principals") or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of AXT
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)   KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of AXT fit the investment guidelines for various
		Accounts.  Shares have been acquired since February 18, 1994.
		b)   Karpus supports the Fund's Board of Directors' recommendation to
		vote for approval of a plan of Liquidation and Dissolution for the Fund,
		which would provide for the sale of all of the assets of the Fund and
		the distribution of the proceeds to Fund Shareholders on or shortly before
		April 15, 2001.  This proposal will be voted on at the annual meeting on
		August 3, 2000.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 1,271,275 shares, which
represents 15.04% of the outstanding Shares.   George W. Karpus,
(President of KIM) presently owns 70,150 shares purchased on August
20, 1997 at $11.125 per share (2000 shares), November 11 &
12 at $10.9375 per share (3000 shares), May 4, 1998 at $11.3125 per share (1500 shares), September 1 and 8, 1998 at $11.375 per share
(2500 shares), April 19 and 20, 2000 at $10.3125 per share (1450 shares),
June 1, 2, 5, 21, & 26, 2000 at $10.4375 (8500 shares), July 17, 18, 19,
& 20 at $10.4375 (10,000 shares), August 24, 25, 28, & 29, 2000 at
$10.4375 per share (10,000 shares), September 22, 26, 28 & 29 at
$10.375 (9950 shares), September 29, 2000 at 10.4375/share
(500 shares), October 2, 3, 4, 5, 6, & 9 at 10.375/share (11550 shares),
October 12 at 10.4375/share (4500 shares), October 18 & 19, 2000 at 10.25/share (3200 shares), and November 1, 2000 at 10.25/share
(1500 shares).  Karpus Management, Inc. presently owns 8000 shares purchased November 22, 1999 at 10.3125 per share (2000 shares),
November 27, 2000 at 10.3125/share (3000 shares), and November
29, 2000 at 10.25/share (3000 shares).  None of the other Principals presently owns shares.
b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on February 18, 1994. Open
market purchases for the last 60 days for the Accounts.   There have been no
dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
10/2/00
1300
10.375

11/1/00
1500
10.25
10/3/00
2800
10.375

11/27/00
3000
10.3125
10/4/00
500
10.375

11/29/00
3000
10.25
10/5/00
5000
10.375




10/6/00
10900
10.375




10/9/00
3800
10.375




10/12/00
9000
10.4375




10/18/00
400
10.25




10/19/00
2800
10.25




The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of AXT
		securities.
ITEM 7	Materials to be Filed as Exhibits
	Not applicable.









Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.

December 6, 2000 			       By:________________________
          Date						      Signature
						 George W. Karpus, President
   Name/Title